EXHIBIT 21.1

SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation

Tube City, LLC	Delaware

International Mill Service, Inc.	Pennsylvania

Tube City IMS Holding B.V.	The Netherlands

International Mill Service Limited	Canada

Tube City IMS France Sud SAS (formerly Auximetal SAS)	France

Tube City IMS Kosice s.r.o. (formerly, Tube City Kosice s.r.o.)	Slovak Republic

Tube City IMS Balkan d.o.o. (formerly, Tube City Balkan d.o.o.)	Serbia

Tube City IMS Belgium BVBA	Belgium

Tube City IMS Servicos Industriais do Brasil Ltda.	Brazil